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                                                                 Exhibit (d)(33)

                     TENDER OFFER FOR AMWAY JAPAN COMPLETED



Tokyo, Japan - December 20, 1999 - N.A.J. Co., Ltd. announced today that it has completed its cash tender offer to purchase the approximately 24% of Amway Japan Limited (NYSE: AJL; Tokyo OTC: 9821) common stock and common stock underlying American Depositary Shares that are not owned by the principal shareholders of Amway Japan for (Y)1,490 per share and (Y)745 per ADS, in cash. The final U.S. dollar equivalent for the ADSs in the tender will be determined by the noon buying rate for dollars on December 22, 1999. The offer and withdrawal rights expired on December 17, 1999.


As of the expiration of the offer, based on a preliminary tabulation, approximately 32,476,124 shares (including ADSs) of Amway Japan had been tendered and have been accepted for payment. The tendered shares, together with the 109,613,022 shares that the principal shareholders currently own, represent approximately 98.7 percent of Amway Japan's outstanding shares.


Amway Japan and N.A.J. propose to merge in the next few months with N.A.J as the surviving company operating under the Amway Japan name. The principal shareholders and N.A.J intend to vote in favor of the merger, ensuring its approval. The principal shareholders of Amway Japan are certain corporations, trusts, foundations and other entities formed by or for the benefit of the Van Andel and DeVos families.

Amway Japan Limited is the exclusive distribution vehicle in Japan for Amway Corporation. A direct selling company, Amway Japan distributes approximately 190 consumer products through a core distributor force (distributors who renewed within fiscal 1999) of approximately 1,100,000 independent distributors. With total shareholders' equity at August 31, 1999 of (Y)57.0 billion, its fiscal 1999 net sales were (Y)143.8 billion and net income was (Y)10.5 billion. Amway Japan is registered on the Tokyo OTC market (securities code: 9821) and its ADSs (American Depositary Shares), each representing one-half of one share of common stock, are listed on the New York Stock Exchange (ticker symbol: AJL) and quoted on SEAQ International. Current press releases and SEC earnings filings are available through the Internet at http://www.ajl-amway.com.


CONTACT:
Holly A. Clemente
Director of Investor Relations
616-787-8688